Exhibit 3.1
AMENDMENT TO
AMENDED AND RESTATED BY-LAWS
OF
LACROSSE FOOTWEAR, INC.
(a Wisconsin corporation)
Adopted February 1, 2006
Section 3.01 of the Company’s Amended and Restated Bylaws is hereby amended in its entirety to read as follows:
“3.01. General Powers, Classification and Number. All corporate powers shall be exercised by or under the authority of, and the business affairs of the corporation managed under the direction of, the Board of Directors. The number of directors of the corporation shall be seven (7), divided into three classes of two
(2), two (2) and three (3) directors, respectively, and designated as Class I, Class
II and Class III, respectively. At each annual meeting of shareholders, the successors to the class of directors whose terms shall expire at the time of such annual meeting shall be elected to hold office until the third succeeding annual meeting of shareholders, and until their successors are duly elected and qualified.”